Filed by Alcatel

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Lucent Technologies Inc.

Commission File No. 001-11639

This filing contains the English translation of a letter sent to the shareholders of Alcatel.

PROPOSED MERGER BETWEEN ALCATEL AND LUCENT TECHNOLOGIES

[photo of Patricia F. Russo and Serge Tchuruk]

“The combination creates a new industry competitor with the most comprehensive portfolio that will be poised to deliver significant benefits to customers, shareholders and employees.”

Patricia Russo, Chairman and CEO of Lucent

“We are committed to moving forward aggressively after closing and quickly combining our operations and integrating our corporate cultures to ensure that we capture the full benefits of this combination for our customers, our shareholders and our employees.”

Serge Tchuruk, Chairman and CEO of Alcatel

Dear shareholders,

The proposed merger transaction between Alcatel and Lucent Technologies is historic for both companies, for the communications industry and particularly for you, the shareholders.

This merger is expected to create value and generate significant growth in income and profits by taking advantage of market opportunities in networks, services and new generation applications. It is an extraordinary opportunity to accelerate our growth and increase our research capability. With more than 26,000 engineers and 25,000 active patents, it will place us amongst the world's leading groups in terms of innovation.

Our Group will become a world leader in communication solutions, with the most comprehensive portfolio of mobile and fixed technologies on the market. Our two companies are an excellent fit in terms of products, customer bases and geographic coverage. This will help us strengthen our global presence with customers spread over more than 130 countries. Our size will also allow us to establish strong relationships with the world's main telecoms operators.

The merger transaction will also generate significant cost synergies of 1.4 billion euros per year within three years most of which will become available in the first two years following the merger.

The combined company, whose name has not been finalized, will continue to be listed on the Paris Bourse and the New York Stock Exchange. Patricia Russo, based in Paris, will be the Chief Executive Officer and I will become Non-Executive Chairman of the Board. The Board will have equal representation of both sides because it is a merger “of equals”.

Alcatel's shareholders will hold approximately 60% of the capital and Lucent shareholders approximately 40%.

In addition, the plan to transfer our space and security businesses to Thales should strengthen our industrial partnership with Thales and open up new prospects for our communication technologies in the defense and security markets.

At the same time, in the first quarter of 2006, the Group recorded further income growth and improved margins.

Alcatel benefits from its leading position in triple play services that are in the process of transforming operators' networks worldwide. The fixed communications business has performed exceptionally well, thanks to favorable geographic and technological coverage, particularly in the access, optical and IP businesses which are growing strongly in North America. Mobile business continues strong, in all the radio technologies, from 2G to HSDPA and in every country, despite strong competitive pressure as predicted at the beginning of the year.

To sustain the sector, the Group has increased investment in new generation mobile technologies. This is why Alcatel has reached a leading position in mobile video and TV. Finally, the private communications business is continuing its growth thanks to the integration services business and Alcatel's lead in IP telephony, particularly in Europe.

Our view of the market remains the same: growth in the operator market should be around 5% this year. The growth in Alcatel's income should be greater, despite a weaker performance in the second half than in the first, as we have announced. Income growth of between 5% and 7% is predicted for the second half. In an increasingly intense competitive environment, Alcatel is continuing to aim for a slight improvement in annual operating margin and expects to improve free cash flow for 2006.

The dynamics of the merger will help us further accelerate growth and thus create more value for shareholders.

Serge Tchuruk, Chairman and CEO

ALCATEL AND LUCENT : CREATION OF A WORLD’S LEADING COMMUNICATION SOLUTIONS PROVIDER

The merger: an extraordinary growth accelerator

The main purpose of the combination is to generate significant growth in revenues and profits based on the market opportunities for next-generation networks, services and applications, while yielding significant synergies. After the merger, the combined company's size, portfolio and capabilities will increase its long-term value for shareholders, customers and employees.

The combined company, which will be named at a later date:

• will have a strong financial base on combined revenues of approximately 21 billion euros (25 billion dollars) in 2005 evenly spread between North America, Europe and the rest of the world. As of December 31, 2005, the two companies had about 88,000 employees.

• will achieve 1.4 billion euros (1.7 billion dollars) of cost synergies per year within three years, most of which is expected to become available in the first two years.

• will hold a leading position in communication solutions, with the most extensive fixed and mobile technology portfolio on the market.

• will establish relations with the main telecoms operators of the world.

• will have a large and extensively deployed service and support organization.

• will be in a favorable position to take advantage of the advances in leading edge technologies in the world of enterprise communications, particularly the applications associated with communication security.

• will have one of the most largest R&D capabilities in the world, with 26,100 engineers and researchers notably in the Bell Labs.

• will have an experienced international management team sharing a common vision of the industry.

• will have a world presence with a customer base throughout 130 countries.

The cost synergies are expected to be achieved within three years from the merger and will come mainly from consolidating the administrative functions, optimizing the supply chain and procurement structure, and economies of scale in R&D and services. Following the merger the combined worldwide workforce is expected to be reduced by approximately 10%. The cash impact of the restructuring will be approximately 1.4 billion euros (1.7 billion dollars); the corresponding expenditure will be recorded mainly in the first year. A substantial majority of the restructuring plans should be finalized within 24 months of the merger. The transaction should increase earnings per share within the first year following the merger with the synergies, excluding restructuring charges and amortization of intangible assets.

A balanced management organization

The combined company will be managed by teams that reflect the balance between the two organizations, taking into account the talents of each company and the cultural diversity of the workforce.

The management committee of the company will be chaired by Patricia Russo, the CEO, and will consist of Mike Quigley, Chief Operating Officer; Frank D'Amelio, Senior Executive Vice-President, who will oversee the integration and the operations, Jean-Pascal Beaufret, Chief Financial Officer, Etienne Fouques, Senior Executive Vice-President, who will supervise the emerging countries, and Claire Pedini, Senior Vice-President of Human Resources.

The Board of the combined company will be chaired by Serge Tchuruk and will be comprised of 14 directors. It will include Serge Tchuruk and Patricia Russo, five current Alcatel directors, five current Lucent directors, and two new independent European directors who will be mutually agreed upon by Alcatel and Lucent.

The combined company will put in place a separate and independent entity to protect sensitive contracts with US government agencies. This entity will be separately managed by a board comprising three independent US citizens approved by the US government. These types of arrangements are routinely used to protect certain government programs in mergers involving non-US companies.

A merger “of equals”

Under the terms of the agreement, Lucent shareholders will receive 0.1952 Alcatel ADS (American Depositary Share) for each share they currently hold, with each ADS representing on the New York Stock Exchange one Alcatel ordinary share.

After Alcatel's capital increase to issue shares to Lucent stockholders in the merger, Alcatel shareholders will hold approximately 60% of the combined company and Lucent shareholders will hold approximately 40%. The combined company's ordinary shares will continue to be traded on the Paris Bourse (Euronext) and the ADSs representing these shares will continue to be traded on the New York Stock Exchange (NYSE).

The combined company will be headquartered in Paris. The North American operations will be based in New Jersey, USA, where the Bell Labs research laboratories will maintain their headquarters.

The proposed merger is subject to review by regulatory authorities in the United States, Europe and a number of other countries, as well as to approval of the shareholders of both companies and other customary contractual conditions for this type of transaction. The merger is expected to be completed in six to twelve months from the announcement of the merger. Meanwhile, the two companies will continue to operate their businesses independently. The shareholders will be called to vote on the proposed merger on September 7, 2006.

Alcatel intends to file a prospectus with the French Autorité des marchés finianciers (AMF). The prospectus will include the Alcatel document de référence for the year ending December 31, 2005, filed on March 31, 2006, with the AMF and a note d'opération relating to the proposed merger and the issuance of new shares.

Inset

Text: Lucent Technologies designs and markets systems, services and software that drive next-generation communication networks. Backed by Bell Labs technological innovations, its research and development arm, Lucent uses its skills in mobility, optical, software, data and voice technologies, as well as services, to create revenue-generating opportunities for its customers, while enabling them to quickly deploy and better manage their networks. Lucent's customer base includes telecommunications operators, enterprises and governments worldwide.

KEY FIGURES OF THE COMBINED COMPANY

No. 1 in Fixed Communications

•21 billion euros of income

•1.4 billion euros of synergies per year, as of the 3rd year

No. 2 in Mobile Communications

• a balanced geographical distribution: 1/3 of the activities will be carried out in North America, 1/3 in Europe and 1/3 in the rest of the world

No. 3 in Private Communications

•2.4 billion euros devoted to the R&D: 26,100 active engineers and 25,000 patents

source: Dell’Oro, Synergy, In-Stat, Dittberner, Telecom Services

YOUR QUESTIONS

What will happen to my shares? Must I contact my bank?

Your shares will remain listed on the Paris Bourse and the New York Stock Exchange, with a new name as appropriate. You should not have to contact your bank.

What will be the name of the future company ?

Prior to the effective date of the merger, Alcatel and Lucent will, by mutual agreement determine a new name for the combined company to be used after the effective date of the merger. This new name will not be solely "Lucent" or "Alcatel".

When do Alcatel and Lucent expect the merger to be completed ?

Alcatel and Lucent are working to complete the merger as quickly as possible. They currently expect the merger to be completed within six to twelve months from the announcement of the merger agreement. However, they cannot predict the exact timing of the completion of the merger because it is subject to governmental approvals and other conditions.

Why has the Annual Shareholder Meeting been postponed?

Alcatel's board of directors has petitioned the Paris Commercial Court to postpone the Annual Shareholders Meeting so that a single meeting is called to approve the financial statements for the fiscal year ending on December 31, 2005 and to approve the issuance of shares in connection with the merger with Lucent.

2006 ANNUAL SHAREHOLDERS MEETING

The Annual Shareholders Meeting will be held on first notice

Thursday, September 7, 2006, at 2:00 p.m. sharp,

At the Palais Omnisport de Paris-Bercy

8, boulevard de Bercy

75012 Paris

(Metro station: Bercy, line no. 14, line no. 6; RER station: Gare de Lyon, line A, line D)

The notice of the Annual Shareholders Meeting to be held on September 7, 2006 will be sent out to you in early August.

Alcatel will inform you as soon as possible so that you can make appropriate arrangements.

This meeting will be held to vote on the issuance of shares in connection with the merger with Lucent as well as to approve the financial statements for the fiscal year 2005.

Your vote will be crucial.

How do you participate?

Fill in your voting form following the instructions given in the notice of meeting;

Date and sign your voting form;

If you are a holder of registered shares, you must return the form to

Société Générale, service des Assemblées,

32, rue du Champ-de-Tir, BP 81236 – 44312 Nantes Cedex 3

using the stamped addressed envelope provided;

If you are a holder of bearer shares, you must return the voting form to your financial intermediary, who will provide evidence that you are a shareholder and will return your form to the Société Générale, service des Assemblées.

Under no circumstances should you return your form directly to Alcatel.

Dividend

A dividend of 0.16€ per share will be proposed during the Annual Shareholders Meeting.

Subject to approval by the Annual Shareholders Meeting, the payment will be made as from September 11, 2006.

If you have questions

• you can call the 0800 354 354 (free of charge),

• or write to Alcatel, Shareholder Relations Department, 54, rue de la Boétie – 75008 PARIS

• or send your questions to finance@alcatel.com

The document de référence filed with the AMF, the shareholder letters, the press releases and the video retransmission of the April 3 press conference are available on our Internet site at www.alcatel.com

Safe Harbor

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC AND SUBMITTED TO THE APPROVAL OF THE AMF

In connection with their proposed combination, Alcatel and Lucent Technologies have filed and intend to file relevant materials with the SEC, including the filing by Alcatel of a preliminary Registration Statement referred to herein on Form F-4, and of a preliminary Registration Statement on Form F-6 to be filed at a later date (collectively, the "Registration Statements"), which include a preliminary prospectus and related materials to register with the SEC the Alcatel American Depositary Shares ("ADS"), as well as the Alcatel ordinary shares underlying such Alcatel ADSs, to be issued in exchange for Lucent Technologies common shares, and Alcatel and Lucent Technologies have filed with the SEC a Proxy Statement/Prospectus relating to the proposed transaction and plan to mail it to their respective stockholders. In connection with the proposed combination of Alcatel and Lucent Technologies and the admission to trading on Eurolist by Euronext Paris of the new Alcatel shares to be issued in exchange for Lucent Technologies common shares, Alcatel intends to submit a prospectus (the "French Prospectus"), comprised of Alcatel's registration document (document de référence) and a note d'opération, to the approval (visa) of the French AMF. The Registration Statements, the Proxy Statement/Prospectus and the French Prospectus will contain important information about Alcatel, Lucent Technologies, the proposed combination, certain risks and related matters. Investors and security holders are urged to read the Registration Statements, the Proxy Statement/Prospectus and the French Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statements, Proxy Statement/Prospectus, and other documents filed with the SEC by Alcatel and Lucent Technologies through the web site maintained by the SEC at www.sec.gov, and the French Prospectus, subject to the approval (visa) by the AMF and when available, through the web site maintained by the AMF at www.amf-france.org. In addition, investors and security holders will be able to obtain free copies of the Registration Statements, the Proxy Statement/Prospectus and, subject to the approval (visa) of the AMF, when available, the French Prospectus from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to 54, rue La Boétie, 75008 Paris, France or by telephone at 33-1-40-76-10-10 and from Lucent Technologies by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at 1-908-582-8500.

Alcatel and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lucent Technologies in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the preliminary draft Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Alcatel's Form 20-F filed with the SEC on March 31, 2006 and in Alcatel's registration document (document de référence) filed with the AMF on the same date. Alcatel's Form 20-F is available free of charge at the SEC's web site at www.sec.gov and Alcatel's document de référence is available free of charge at the AMF's web site at www.amf-france.org and from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to 54, rue La Boétie, 75008 Paris, France or by telephone at 33-1-40-76-10-10.

Lucent Technologies and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Lucent Technologies in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the preliminary Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Lucent Technologies' proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about January 3, 2006. This document is available free of charge at the SEC's web site at www.sec.gov and from Lucent Technologies by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at 1-908-582-8500.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

This press release and the documents referred to herein contain statements regarding the proposed transaction between Alcatel and Lucent Technologies. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: the ability to consummate the proposed transaction with Lucent Technologies; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement entered into by Alcatel and other risks relating to Alcatel. For a more complete list and description of such risks and uncertainties, refer to Alcatel's Form 20-F for the year ended December 31, 2005, the preliminary Registration Statement filed with the SEC on May 9, 2006, as well as other filings by Alcatel with the SEC, to Alcatel’s document de référence for the year ended December 31, 2005 filed with the AMF and, when available and subject its approval (visa) by the AMF, to the French Prospectus. Except as required under the US federal securities laws and the rules and regulations of the SEC and under the French securities laws and the rules and regulations of the AMF, we disclaim any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

Column:

Key Figures

Results

Revenues

3,067M€

Operating profit

198M€

Net Income

104M€

Basic Earning per share

0.08€

REVENUES BY SEGMENT

[graphic]

Fixed Communications

Mobile Communications

Private Communications

OPERATING PROFIT BY SEGMENT

(in millions of euros)

[graphic]

Fixed Communications

Mobile Communications

Private Communications

Other and Eliminations

GEOGRAPHICAL DISTRIBUTION OF SALES

[graphic]

ALCATEL – 1ST QUARTER 2006

Glances on

Fixed communications

ACCELERATED GROWTH

Income for the quarter was up 29% year on year. Business remained strong particularly in access, optics and IP. Converting operators' networks to IP to provide triple play services continued to contribute to growth, with new contracts in Italy, Denmark, Slovakia and China.

SUSTAINED GROWTH IN ADSL

Access business performed well with 6 million DSL lines shipped, an increase of more than 50% by comparison to the first quarter 2005 (3.9 million lines in the first quarter of 2005), which confirms the trend observed at the end of 2005. Growth was mainly generated by the continuing migration of Internet access services to broadband, thanks to the DSL access technologies. In addition, Alcatel's DSLAM IP product family is still progressing and has now almost 90 customers worldwide.

IP, INCOME INCREASES TENFOLD IN A YEAR

IP service routers also made a positive contribution to growth this quarter, with income improving tenfold compared with the previous year. Alcatel is now recognized as number 2 in the world for IP aggregation routers, and is a joint leader in Western Europe according to the analysts of Synergy.

Optical networks also grew this quarter, mainly due to mobile operators and operators' networks moving to provide video services. The submarine networks business won new regional contracts in the West Indies. NGN/IMS solutions performed well and helped us to win a new IMS project in Great Britain. TDM voice switching continued to decline during the quarter.

Mobile communications

STRONG GROWTH STIMULATED BY THE RADIO ACCESS BUSINESS

Income for the first quarter 2006 increased by 15%; this was the seventh consecutive quarter of growth, far above the average market growth. The mobile radio business realized a solid performance with its 2G solution continuing to swell the numbers of subscribers in emerging markets, particularly in Africa and the Middle East. Alcatel's 3G solutions strengthened during the quarter with existing network extensions in Western Europe and North Africa and new contracts in South East Asia. China in particular saw good growth this quarter due to new investments in GSM and the preparatory work for the roll-out of HSDPA and TD-SCDMA.

FASTER-THAN-EXPECTED MIGRATION TO NEW TECHNOLOGIES

Stimulated by networks upgrading to IP, the core network switching business is now migrating from conventional TDM switching to NGN/IMS solutions. Alcatel's NGN/IMS core network software switching platform is now handling the traffic of more than 60 GSM and UMTS sites worldwide, with shipments and roll-outs in fast-growing markets such as Russia, Kazakhstan, Chile, Thailand, Malaysia and China. WiMAX is also showing its strength with new contracts won in Russia and Japan and the launch of the WiMAX Evolium base station, based on the very latest IEEE standard, that will be commercially available in the second half of 2006.

A STEP-UP IN THE RATE OF INVESTMENT

The operating margin in the first quarter 2006 representing 6.3% of income, reflects growing investment in the core network NGN/IMS, 3G and WiMAX offering in a price-competitive environment. In such environment, our strategy for the whole year involves keeping control of growth while focusing our efforts on cost control.

Private communications

RETURN TO GROWTH

Income for the quarter was 7% higher than last year, with a particularly strong showing in the enterprise and integration services market. But the trends continue to be contrasted, with weakness in the satellite business, even though three new contracts were won in Turkey, South Korea and the United States, and enterprise business did better. Integration and Services also performed well, again because of opportunities in the transport and energy markets.

GOOD PROGRESS IN ENTERPRISE

The Enterprise activity made a significant contribution to growth in the segment, with good performance in all its businesses. The migration to IP telephony in SMEs remains strong throughout Europe. The Genesys Contact Centers business had good results with a major contract in France which is now the biggest deployment of the Genesys voice platform in Europe.

SUSTAINED ACTIVITY IN TRANSPORT

The Transport business remains strong, with several contracts, particularly in France, to modernize the rail network with computerized signal boxes and in Canada for an automated communications-based control system. Alcatel also commissioned the extension of the London City airport line, fitted with automatic train command and control technology, which facilitates access to London City centre. Confronted with the evolution of the railways systems, which will have a crucial impact in the future, Alcatel has made heavy investments to maintain its technological excellence.

Proposed Thales transaction

The Board of Thales has approved in principle the acquisition by Thales of Alcatel's businesses related to the defense and security markets. Alcatel would enhance its position as a key shareholder of Thales by increasing its shareholding in Thales to 21.6% of the outstanding shares. In addition, Thales would pay 673 million euros in cash to Alcatel upon closing of the transaction. This transaction is part of the strengthening of the industrial and commercial partnership between Alcatel and Thales. The transaction remains subject to the negotiation of definitive documentation and other conditions.

Agenda 2006

Financial Results

July 27	Q2 2006 results
October 25	Q3 2006 results

Meetings with Retail Shareholders

September 7	Paris	Annual General Meeting
November 13	Lyon	Regional Meeting
November 17-18	Paris	Forum Actionaria
November 29	Brussels	Regional Meeting
December 12	Strasbourg	Regional Meeting

Stock Market Prices

Share prices from January 1 to March 31, 2006                    Alcatel

Highest price during the year	13.82€
Lowest price during the year	10.38€
Variation since January 1, 2006	+9%